

Mail Stop 3561

May 20, 2009

Mr. Glen T. Senk, Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, Pennsylvania 19112-1495

      Re: **Urban Outfitters, Inc.**
                Schedule 14A
                Filed April 1, 2009
                File No. 0-22754

Dear Mr. Senk:

We have limited our review of your filing to those issues we have addressed in our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation of Executive Officers, page 14

1. We note that your proxy statement discloses 2009 net sales and profit in quantified terms, but that you do not disclose the actual Sales Plan Target or Profit Plan Target, which appear to be company-wide targets. See, for example, footnote (2) at the bottom on page 20. See also comment one from our letter

dated August 21, 2008. Please revise to disclose the specific performance targets or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

As appropriate, please amend your proxy statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Any questions regarding the comment may be directed to Cathey Baker at (202) 551-3326 or to Jim Lopez, (202) 551-3790, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Attention: General Counsel
            Urban Outfitters, Inc.
            FAX: (215) 454-4660